                       Securities and Exchange Commission
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 9)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
      RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                          The France Growth Fund, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    35177K108
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Dirk Kipp
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                     Germany
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]


                               Page 1 of 12 Pages


----------------------------------------                                        --------------------------------------
         CUSIP No.: 35177K108                             13D                            Page 2 of 12 Pages
----------------------------------------                                        --------------------------------------


----------------------------------------------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSON
         S.S. OR I.R.S. ID NO. OF ABOVE PERSON

                  Bankgesellschaft Berlin AG
----------------------------------------------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER  OF A GROUP                                                   (a) [  ]
                                                                                                             (b) [  ]
----------------------------------------------------------------------------------------------------------------------
   3     SEC USE ONLY

----------------------------------------------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                                                                          WC
----------------------------------------------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT                                       [  ]
         TO ITEM 2(d) OR 2(e)
----------------------------------------------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

                  Federal Republic of Germany
----------------------------------------------------------------------------------------------------------------------
        NUMBER OF                SOLE VOTING POWER                                                          2,620,500
         SHARES
----------------------------------------------------------------------------------------------------------------------
      BENEFICIALLY               SHARED VOTING POWER                                                                0
          OWNED
----------------------------------------------------------------------------------------------------------------------
         BY EACH                 SOLE DISPOSITIVE POWER                                                     2,620,500
        REPORTING
----------------------------------------------------------------------------------------------------------------------
         PERSON                  SHARED DISPOSITIVE POWER                                                           0
          WITH
----------------------------------------------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON                                       2,620,500
----------------------------------------------------------------------------------------------------------------------
   12    CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES                                       [  ]
----------------------------------------------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                                                               17.22%
----------------------------------------------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON                                                                                  BK
----------------------------------------------------------------------------------------------------------------------

                               Page 2 of 12 Pages

     This Amendment No. 9 amends and supplements Items 3, 4, 5 and 7 of the
Schedule 13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The France Growth Fund, Inc. (the "Fund").

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

     The source of the funds used by the Bank to purchase the 2,620,500 shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $35,037,164 (exclusive of commissions).

ITEM 4. PURPOSE OF TRANSACTION

     On December 18, 2000 the Bank and the Fund entered into an agreement attached hereto as Exhibit 1 ("the Agreement") regarding (1) a tender offer of the shares of the Fund, (2) matters relating to the annual meeting of stockholders scheduled to take place in April 2001 (the "2001 Annual Meeting"), including the election of directors and shareholder proposals, (3) special meetings of stockholders, and (4) other matters relating to the Fund's board of directors (the "Board") and the bylaws of the Fund (the "Bylaws").

     Tender Offer. According to the terms of the Agreement, the Fund has agreed to conduct a tender offer for 20 % (twenty percent) of the outstanding shares of the Fund at a price equal to 98 % (ninety-eight percent) of the net asset value per share of the Fund as of the close of trading of Fund shares on the New York Stock Exchange on the day after the expiration of the tender offer. The tender offer is to commence as soon as practicable and will be structured to be completed prior to the end of the first quarter of 2001 (March 2001).

     Annual Meeting. The terms of the Fund's four current Class I directors expire upon the election of new Class I directors at the 2001 Annual Meeting. The Fund and the Bank have agreed that the slate of Class I directors put forth and recommended by the Board will include three existing directors standing for re-election and one nominee proposed by the Bank. In that connection, at a meeting of the Board held on December 18, 2000 (the "December 18 Board Meeting"), the Board determined to nominate Dirk Kipp, a director of the Bank, together with Jean A. Arvis, Peter H.P. Davison and John W. Spurdle, Jr., who are currently class I directors of the Fund, as the Board's candidates for election as directors at the 2001 Annual Meeting.

     The Bank has agreed to vote all of the Fund shares that the Bank owns or controls at the 2001 Annual Meeting in favor of the slate of Class I directors put forth by the Board. The Bank has also agreed to vote in favor of the Board's slate of Class I directors at any special meeting of stockholders that may be held prior to the 2001 Annual Meeting, provided the slate consists of three existing directors standing for re-election and one nominee proposed by the Bank.

     In addition, the Bank has agreed not to submit any proposals for consideration at the 2001 Annual Meeting other than one nominee for election to the Board and to abstain from voting on any other proposals submitted by other stockholders for consideration at the 2001 Annual Meeting or any special meeting of stockholders called prior to the 2001 Annual Meeting.

     Special Meeting. Pursuant to the Agreement, the Bank has agreed not to seek or otherwise support the calling of a special meeting of the Fund's stockholders prior to the 2001 Annual Meeting.

     The Board. The Fund has agreed that it will appoint a nominee of the Bank to fill the first vacancy created by the resignation or removal of a director from the Board. In that connection, at the December 18 Board Meeting the Board accepted the resignation of Bernard Chauvel as President of the Fund and a Class II director, to take effect as of the Board Meeting immediately following the 2001 Annual Meeting. Pursuant to the Agreement, the Bank anticipates that the Fund will select a person of the Bank's choice to replace Mr. Chauvel.

     If a vacancy occurs on the Board with respect to a position that was occupied by a director who was nominated by the Bank, the Agreement provides that the Fund will promptly appoint a new nominee designated by the Bank to fill that vacancy.

     The Fund has also agreed that it will take no action to increase the number of directors constituting the Board prior to the completion of the Fund's 2002 annual meeting of stockholders (the "2002 Annual Meeting"). In addition, the Fund has agreed to appoint one director nominated by the Bank, to be selected by the Bank, to the audit committee of the Board.

     Separately, the Bank and the Fund have agreed that the independent directors of the Fund will retain their own legal counsel, to be appointed by a majority vote of the independent directors.

     The Agreement also requires, and at the December 18 Board Meeting the Board adopted resolutions to effect, the following actions by the Board:

     (1) that the Fund's Bylaws be amended to provide, effective immediately, that a special meeting of the Board may be called by any two directors on the Board. The Agreement provides that the Fund will not further amend the Bylaws to change the number of directors (two) required to call a special meeting of the Board prior to the completion of the 2002 Annual Meeting; and

     (2) that the Fund's Bylaws be amended to provide that the threshold for stockholders to call a special meeting of stockholders be reduced from 50% to 40 % of the outstanding shares and that such Bylaw may be amended or repealed only by the stockholders, to take effect immediately following the 2001 Annual Meeting. In that connection, and as required by the Agreement, the Board adopted resolutions to "opt out" of certain provisions of Maryland law that, if utilized, place exclusive authority with respect to such matters in the Board.

     Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. However, the Bank will review its investment in the Fund from time to time and, subject to the terms of the Agreement, reserves the right to take or not take any action it deems to be in its best interest or to change its intention as set forth in this Item 4.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) The financial statements included in the Fund's semi-annual report for the period ended June 30, 2000 indicate that, as of June 30, 2000, there were 15,220,000 shares of Common Stock outstanding. The percentage set forth in this
Item 5(a) was derived using such number.

     The Bank is the beneficial owner of 2,620,500 shares of Common Stock, which constitute approximately 17.22 % of the outstanding shares of Common Stock.

     (b) The Bank has sole power to vote and to dispose of the shares of Common Stock owned by it.

     (c) Since the filing of Amendment No. 8 to its Schedule 13D with respect to the shares of Common Stock of the Fund, the Bank has effected the following purchases at the following prices (exclusive of brokerage commissions) in the shares of Common Stock, all of which were made on the New York Stock Exchange:

        Date             Number of Shares Purchased       Price Per Share
        ----             --------------------------       ---------------
   August 7, 2000                   2,000                    $13.1875
  August 11, 2000                   1,000                     13.3125
  August 22, 2000                   2,000                     13.3750
  August 23, 2000                   2,000                     13.1250
  August 25, 2000                   1,000                     13.3750
 October 11, 2000                  10,000                     10.5250
 October 31, 2000                   1,500                     11.1250
 November 7, 2000                  13,000                     10.7700
 November 8, 2000                  10,000                     10.8750
 November 9, 2000                  12,000                     10.7600
November 10, 2000                   5,000                     10.6875

     (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

     1. Agreement, dated as of December 18, 2000, by and between the France Growth Fund Inc. and Bankgesellschaft Berlin A.G.

                                    SIGNATURE


     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 20, 2000                     BANKGESELLSCHAFT BERLIN AG


                                            By: /s/ Bartho Schroder
                                               ------------------------
                                            Name:   Bartho Schroder
                                            Title:  Director

                                            By: /s/ Claudia Fritze
                                               ------------------------
                                            Name:   Claudia Fritze
                                            Title:

                                                                       EXHIBIT 1

                          The France Growth Fund, Inc.

  Summary of Terms of Agreement Between Bankgesellschaft Berlin AG (the "Bank")
                  and The France Growth Fund, Inc. (the "Fund")

I.   Structure of Tender Offer

General:                                           The Board of Directors of the Fund, including the
                                                   representatives of the Bank (the "Board"), has determined
                                                   that conducting a tender offer for a percentage of the
                                                   outstanding shares of the Fund at a price set between the
                                                   market price for Fund shares and the net asset value of
                                                   those shares would be in the best interests of all Fund
                                                   stockholders. Accordingly, the Fund shall take all necessary actions to conduct a tender offer for Fund shares in
                                                   accordance with Rule 13e-4 under the Securities and Exchange
                                                   Commission ("SEC") according to the following terms.

Percentage of Outstanding Shares of                20% of the outstanding shares of the Fund.
Fund Being Sought

Price to be Offered                                The offering price shall be set to equal 98% of the net asset value per share of the Fund as of the close of trading of Fund shares on the New York Stock Exchange on the business day
                                                   following the expiration of the tender offer.

Timing of the Tender Offer                         The tender offer shall commence as soon as practicable. The tender offer shall be structured to be completed prior to the end of the first quarter of 2001 (March 2001).

Regulatory Requirements                            The tender offer shall comply in all respects with the
                                                   requirements of the U.S. federal securities laws and the rules and regulations promulgated by the SEC.


                                        8

II.  2001 Annual Meeting of Stockholders

General:                                         There are four Class I directors of the Fund whose terms expire at the 2001 annual meeting of shareholders of the Fund (the "2001
                                                 Annual Meeting").

Nominees for Election to the Board:              The Bank shall be entitled to submit one nominee to stand for election at the 2001 Annual Meeting as a Class I director.

Voting Requirements for Directors:               The Bank shall vote all of the shares of stock of the Fund that it either owns or controls at the 2001 Annual Meeting in favor of the slate of Class I directors put forth by the Board. The slate of Class I directors put forth and recommended by the Board shall include three existing directors standing for re-election and one nominee proposed by the Bank. The Bank shall also vote in favor of the Board's slate of Class I directors at any special meeting of shareholders which may be held prior to the 2001 Annual
                                                 Meeting provided the slate consists of three existing directors standing for re-election and one nominee proposed by the Bank.

Other Proposals:                                 The Bank shall not submit any proposals for consideration at the
                                                 2001 Annual Meeting other than one nominee for election to the Board.

                                                 To the extent that the Fund receives any other proposals for consideration from shareholders other than the Bank at the 2001
                                                 Annual Meeting or any special meeting of stockholders called prior to the 2001 Annual Meeting, the Bank shall abstain from voting on any such proposal.

                                                 With respect to the two shareholder proposals which have
                                                 previously been received by the Fund, the Bank shall abstain from voting on either of the two proposals to the extent such
                                                 proposals are properly presented for action at the 2001 Annual
                                                 Meeting.

Special Meeting of Shareholders:                 The Bank shall not seek to call a special meeting of
                                                 stockholders prior to the 2001 Annual Meeting or otherwise support the calling of a special meeting of stockholders
                                                 prior to the 2001 Annual Meeting.

                                     Page 9

III. Other Agreements

Board Vacancies:                                 The Board shall appoint a representative of the Bank to fill the first vacancy created by the resignation or removal of a director from the Board. If a vacancy occurs on the Board
                                                 with respect to a position that was occupied by a director who was nominated by the Bank, the Board shall promptly
                                                 appoint a new nominee designated by the Bank to fill that
                                                 vacancy.

Size of the Board:                               The Board shall take no action to increase the number of
                                                 directors constituting the Board prior to the completion of the 2002 annual meeting of stockholders. After that date,
                                                 the Board shall be able to increase or decrease the size of the Board according to the provisions set forth in the
                                                 Bylaws of the Fund.

Membership of Audit Committee:                   The Board shall appoint one director who was nominated by the
                                                 Bank to the Audit Committee. That director shall be designated by the Bank.

Legal Counsel for Independent Directors:         The Independent Directors of the Fund shall retain their own legal counsel. Such counsel shall be appointed by a majority vote of the independent directors.

Amendments to Bylaws                             The Board shall amend the Bylaws of the Fund so that a
                                                 special meeting of the Board may be called by any two
                                                 directors on the Board. The Board agrees not to further
                                                 amend the Bylaws to change the number of directors (two)
                                                 which are required to call a special meeting of the Board
                                                 prior to the completion of the 2002 annual meeting of
                                                 stockholders. The Board shall reduce the threshold for
                                                 calling a stockholder requested special meeting in the
                                                 Bylaws from a majority to 40% of the outstanding shares. The
                                                 Board will effect this by (1) opting out of Section 3-805 of the Maryland General Corporations Law ("MGCL"); (2) adopting a resolution pursuant to Section 3-802(c) prohibiting the
                                                 Fund from becoming subject to Section 3-805 of the MGCL at any time (and filing the articles supplementary contemplated by Section 3-802(d) of the MGCL to reflect the adoption of the resolution effecting such prohibition) and (3) repealing the current Bylaw provision concerning the percentage of


                                    10

                                                 shareholders that may request a special meeting and adopting in lieu thereof a Bylaw provision providing that a special meeting may be requested by one or more holders who hold
                                                 individually or in the aggregate not less than 40% of the
                                                 votes entitled to be cast at the meeting (which Bylaw
                                                 provision shall provide it may only be amended, modified or repealed by a vote of the Fund's shareholders and not by the
                                                 Board).

                                                 The Board shall take action at a special meeting of the
                                                 Board held on the date of this Summary of Terms to implement the above referenced amendments to the Bylaws with (1) the amendment relating to the number of directors required to
                                                 call a special meeting of the Board to take effect
                                                 immediately and (2) the amendment relating to the threshold for calling a stockholder requested special meeting to take effect immediately following the 2001 Annual Meeting.

IV.  Miscellaneous

Headings                                         The captions and headings contained herein have been
                                                 included for convenience only and shall not be considered in interpreting or construing this Summary of Terms.

Nature of Document:                              This Summary of Terms constitutes a legally binding
                                                 obligation of the Bank and the Fund. This Summary of Terms may be amended or terminated only upon the agreement of both the Bank and the Fund. The Fund, as party to this agreement, shall cause the Board to take all of the actions which are contemplated by this Summary of Terms.


     Executed as of this 18 day of December, 2000.

                                        BANKGESELLSCHAFT BERLIN AG
                                        Alexanderplatz 2
                                        D-10178 Berlin
                                        Germany


                                        By: /s/ Michael Demmel
                                           ----------------------------
                                        Name:   Michael Demmel
                                        Title:  Assistant Director

                                        By: /s/ Stefan Bungarten
                                           ----------------------------
                                        Name:   Stefan Bungarten
                                        Title:  Director



                                        THE FRANCE GROWTH FUND, INC.

                                        By: /s/ Steven Cancro
                                           ----------------------------
                                        Name:   Steven Cancro
                                        Title:  Secretary and Vice President




                                       12